UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES AND EXCHANGE ACT OF 1934
THE PARKING REIT, INC.
(Name of Subject Company)
THE PARKING REIT, INC.
(Name of Persons Filing Statement)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
55387R 107
(CUSIP Number of Class of Securities)
Manuel Chavez, III
Chief Executive Officer
The Parking REIT, Inc.
250 East Fifth Street
Suite 2110
Cincinnati, Ohio 45202
(513) 834-5110
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Sharon Kroupa
Venable LLP
750 East Pratt Street
Suite 900
Baltimore, Maryland 21202
 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is The Parking REIT, Inc., a Maryland corporation (“Parking REIT” or the “Company”). Parking REIT’s principal executive offices are located at 250 East Fifth Street, Suite 2110, Cincinnati, Ohio 45202. Parking REIT’s telephone number at this address is (513) 834-5110.
Securities
The title of the class of equity securities to which this Statement relates is Parking REIT’s common stock, par value $0.0001 per share (the “Common Stock”). As of the close of business on September 21, 2021, there were 7,739,952 shares of Common Stock issued and outstanding.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.
Name and Address
The name, business address and business telephone number of Parking REIT, which is the subject company and the person filing this Statement, are set forth in Item 1, above.
Tender Offer
This Statement relates to the tender offer by Color Up, LLC, a Delaware limited liability company (“Color Up” or the “Purchaser”) affiliated with Bombe Asset Management LLC, a Cincinnati, Ohio based alternative asset management firm (“Bombe”), to purchase up to 900,506 shares of Common Stock, at a price of $11.75 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes (the “Offer Amount”). The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Color Up with the Securities and Exchange Commission (the “SEC”) on October 5, 2021. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer” or the “Tender Offer.”
The Tender Offer will initially expire at 5:00 p.m. Eastern Time on November 5, 2021 (the “Expiration Date”), unless the Tender Offer is extended, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Tender Offer is so extended.
The Tender Offer is being made pursuant to the Equity Purchase and Contribution Agreement by and among the Company, MVP REIT II Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), Michael V. Shustek (“Mr. Shustek”), Vestin Realty Mortgage I, Inc., (“VRMI”) Vestin Realty Mortgage II, Inc. (“VRMII” and together with VRMI and Mr. Shustek, the “Advisor”) and Color Up, dated as of January 8, 2021 (the “Purchase Agreement”) and the transactions contemplated thereby, including the Tender Offer (the “Transactions”). The Offer is also being made pursuant to a Stipulation and Agreement of Compromise, Settlement and Release entered into on April 6, 2021 (the “Stipulation”), as approved by the Circuit Court for Baltimore County for the resolution of putative class action litigation in which the Company was a defendant (the “Settlement”). The Purchase Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, is incorporated herein by reference.
Pursuant to the Purchase Agreement, on August 25, 2021, Color Up acquired: (a) 1,549,324 shares of Common Stock from the Advisor and its affiliates (the “Advisor Shares”); (b) 175,000 shares of Common Stock from a settlement trust (the “Settlement Trust Shares”) established in accordance with the Settlement (the “Settlement Trust”); and (c) warrants to purchase 1,702,128 shares of Common Stock (“Warrants”) from the Company. Purchaser paid the Advisor $11.75 per share for the Advisor Shares and paid the Settlement Trust $11.75 per share for the Settlement Trust Shares. As of the date hereof, Purchaser’s ownership of the Advisor Shares and the Settlement Trust Shares constitutes approximately 22.3% of the currently outstanding shares of Common Stock. The Warrants are exercisable at $11.75 per share after a “Liquidity Event” (as defined below). After Purchaser acquires the full 900,506 shares of Common Stock it is seeking in the Offer, together with the Advisor Shares and the Settlement Trust Shares, Purchaser shall own 2,624,830 shares of Common Stock

(the “Purchased Shares”) representing approximately 33.9% of the Company’s outstanding shares of Common Stock. If in addition to acquiring the Purchased Shares it acquired all of the shares of Common Stock issuable upon exercise of the Warrants, Purchaser would beneficially own 4,326,958 shares of Common Stock, representing approximately 45.8% of the Company’s outstanding shares.
The Purchase Agreement provides, among other things, that if the number of shares of Common Stock validly tendered in the Tender Offer and not validly withdrawn (the “Tendered Share Amount”) after the Expiration Date represents less than the Offer Amount, then Color Up may, in its sole discretion, purchase from the Company, at a price per Share equal to the Offer Price, such amount of shares of Common Stock (the “Company Backstop”) so that Color Up may acquire the total Offer Amount after giving effect to the Offer and the Company Backstop. For illustrative purposes, assuming no shares of Common Stock are tendered in the Offer and Color Up acquires 900,506 shares of Common Stock from the Company pursuant to the Company Backstop, Color Up would own approximately 30.4% of the Company’s outstanding shares of Common Stock. If in addition to acquiring the Advisor Shares and the Settlement Trust Shares, it acquired all of the shares of Common Stock issuable on exercise of the Warrants, assuming no shares of Common Stock are tendered in the Offer and Color Up acquires the full 900,506 shares of Common Stock from the Company pursuant to the Company Backstop, Purchaser would own approximately 41.8% of the Company’s outstanding shares of Common Stock.
Also, effective August 25, 2021, pursuant to the Purchase Agreement, the Operating Partnership issued to Color Up 7,481,668 newly-issued common units of limited partnership interests of the Operating Partnership (“OP Units”). Color Up contributed to the Operating Partnership cash, certain technology and equity interests of certain entities that own parking facilities as consideration for the OP Units. The Operating Partnership also issued OP Units to Color Up in connection with the Purchase Agreement’s provisions applicable to the Company’s restricted payables as well as Loans and an Advance (each as defined herein) made by Color Up to the Company. After giving effect to Color Up’s acquisition of 7,481,668 OP Units pursuant to the Purchase Agreement, Color Up owns approximately 49.2% of the partnership interests of the Operating Partnership.
The foregoing summary and description of the Tender Offer, the Transactions and the Purchase Agreement are qualified in their entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and which are incorporated herein by reference. As set forth in the Offer to Purchase, the principal executive office of Color Up is located at 250 E. 5th Street, Suite 2110, Cincinnati, Ohio 45202, and the telephone number at such principal executive office is (513) 834-5110. The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Except as set forth in this Statement, or as otherwise incorporated by reference herein, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii) (a) any of the Company’s executive officers, directors or affiliates, or (b) Color Up or Bombe or any of their respective executive officers, directors or affiliates, on the other hand.
Relationship with Color Up, Bombe and Affiliates Thereof
Prior to Closing (as defined below), a special committee (the “Special Committee”) of the board of directors (the “Board of Directors”) consisting of John E. Dawson, Robert J. Aalberts and Shawn Nelson approved the Purchase Agreement and the Board of Directors recommended that the stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Tender Offer. In connection with the Closing, Messrs. Dawson, Aalberts and Shustek, resigned their directorships and Manuel Chavez, III (“Chavez”), Stephanie Hogue (“Hogue”), Jeffrey Osher (“Osher”), Danica Holley, Lorrence T. Kellar and Damon Jones were elected to the Company’s Board of Directors.
Color Up was formed for the purpose of consummating the transactions contemplated by the Purchase Agreement, including the Offer, and investing in the shares of Common Stock. Mr. Chavez, a Manager and the Chief Executive Officer of Color Up, was elected Chairman of the Board of Directors and Chief Executive Officer of the Company, effective August 25, 2021. Ms. Hogue, a Manager and the President of Color Up, was elected President of the Company and a member of the Board of Directors, effective August 25, 2021. Both Mr. Chavez and Ms. Hogue are Managing Partners of Bombe. Mr. Osher, also a Manager of Color Up, was elected to the Board of Directors, effective August 25, 2021. Mr. Osher is a control person of HSCP Strategic III, L.P., a Delaware limited partnership and member of Color Up (“HS3”), and is Portfolio Manager of No Street GP LP, a registered investment adviser.
Equity Purchase and Contribution Agreement
The following is a summary of certain provisions of the Purchase Agreement. This summary is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO which is incorporated herein by reference. Stockholders and other interested parties should read the Purchase Agreement for a more complete description of the provisions summarized below.
On January 8, 2021, the Company entered into a Purchase Agreement by and among the Company, the Operating Partnership, Mr. Shustek, VRMI, VRMII and Color Up. The transactions contemplated in the Purchase Agreement closed on August 25, 2021 (the “Closing”) and, pursuant to the Purchase Agreement, at the Closing: (i) the Operating Partnership issued a number of newly- issued common units of limited partnership of the Operating Partnership equal to (a) the sum of (x) $39,000,000 (less the outstanding principal amount of the Loan or the Advance (each as described below), if any), plus (y) the value of all of the issued and outstanding equity interests of certain property owning entities (the “Contributed Interests”), determined in accordance with the Purchase Agreement, divided by (b) $11.75 (the “OP Unit Consideration”), which OP Unit Consideration was subject to adjustment for customary real estate prorations; (ii) Color Up contributed to the Operating Partnership (a) cash consideration of $35,000,000, less principal amounts outstanding under the Loan or the Advance (each as defined below), (b) certain technology and (c) the Contributed Interests; (iii) the Company issued to Color Up Warrants to purchase up to 1,702,128 shares of Common Stock, at an exercise price of $11.75 per share for an aggregate cash purchase price of up to $20,000,000; (iv) the Advisor (a) contributed 175,000 shares of Common Stock to a settlement escrow or equivalent vehicle to be established in accordance with a contemplated Settlement (as defined in the Purchase Agreement) (the “Settlement Escrow”) and (b) surrendered its claim to 400,000 shares of Common Stock due to the Advisor from the Company on December 31, 2021; and (v) Color Up purchased (a) 1,549,324 shares of Common Stock from the Advisor and its affiliates and (b) 175,000 shares of Common Stock from the Settlement Escrow, in each case, at a price of $11.75 per share. The Contributed Interests consist of high-quality parking assets totaling approximately 1,201,000 square feet. In exchange for the cash consideration, the transfer of technology and the Contributed Interests, the Operating Partnership issued 7,323,101 newly-issued OP Units to Purchaser.
The Purchase Agreement also provided that, as promptly as practicable after the Closing, Color Up will commence the Tender Offer. See “—Representations and Warranties; Covenants.”

The Company and the Operating Partnership also agreed to issue additional OP Units to Color Up for certain costs of the Company that (a) were paid after December 31, 2020 and (b) were required to be paid by the Company in connection with the Transaction (collectively, the “Restricted Payables”). The Operating Partnership issued to Color Up additional OP Units for no additional consideration in an amount equal to (i) with respect to the portion of any Restricted Payables greater than $10,000,000 but less than or equal to $15,000,000, 7.00% of the amount of such portion divided by $11.75, rounded to the nearest whole unit and (ii) with respect to any portion of the Restricted Payables in excess of $15,000,000, the amount of such portion, plus 7.00% of such portion, divided by $11.75, rounded to the nearest whole unit. As a result of the Restricted Payables outstanding at Closing, Color Up was issued an additional 27,418 OP Units.
In addition, in accordance with the terms and conditions of the Purchase Agreement, Color Up advanced, at the written request of the Company, $257,000 in connection with the termination of certain third party contracts on terms acceptable to Color Up (the “Advance”). At Closing, Color Up was issued an additional 21,872 OP Units with respect to the Advance.
The Purchase Agreement further provided that if the Closing did not occur on or before June 1, 2021, Color Up would, upon written request of the Company, provide an unsecured line of credit to the Company in an aggregate principal amount of up to $400,000 per month, at an interest rate equal to 7.0%, the full amount of which accrued immediately upon funding, with a term extending through the earlier of (i) the closing date and (ii) December 31, 2021; provided that the total principal amount outstanding did not exceed $2,000,000 (collectively, the “Loan”). Pursuant to the Purchase Agreement, at the Closing, the outstanding principal balance and any unpaid accrued interest under the Loan (the “Outstanding Balance”) was automatically converted into OP Units at a conversion price equal to the quotient of the Outstanding Balance divided by $11.75, rounded to the nearest whole unit. At Closing, the Outstanding Balance was $1,284,000, which was automatically converted into 109,277 OP Units issued to Color Up.
After giving effect to the transactions described above, Purchaser acquired 7,481,668 OP Units and owns approximately 49.2% of the partnership interest of the Operating Partnership.
At Closing, Mr. Shustek resigned as a director and officer of the Company and its subsidiaries and Mr. Chavez of Bombe became the Chief Executive Officer of the Company and Ms. Hogue of Bombe became the President of the Company. Mr. Shustek no longer owns any shares of the Company and is no longer affiliated with the Company or any of its subsidiaries.
Representations and Warranties; Covenants
Under the Purchase Agreement, the parties to the agreement made customary representations and warranties for transactions of this type. The representations and warranties made under the Purchase Agreement did not survive the Closing. In addition, the parties to the Purchase Agreement agreed to be bound by certain covenants that are customary for transactions of this type, including obligations of the parties to use commercially reasonable efforts to operate their respective businesses in the ordinary course, and to refrain from taking certain specified actions without the prior written consent of the applicable party, in each case, subject to certain exceptions and qualifications.
Color Up agreed that, as promptly as practicable after the Closing, it would commence the Tender Offer. The Company agreed (i) that prior to Closing, the Board of Directors would recommend that stockholders accept the Tender Offer and (ii) to take all steps necessary to cause any offering memorandum relating to the Tender Offer to be distributed to the Company’s stockholders. In the event that the Company’s stockholders tender a number of shares less than the Offer Amount, the Company agreed to, at Color Up’s sole discretion, offer to issue and sell to Color Up the Company Backstop such that Color Up may acquire a total number of shares equal to the Offer Amount after giving effect to the Offer and the Company Backstop.
Conditions to Each Party’s Obligations to Close
The consummation of the Transaction was subject to the satisfaction by the Company, the Advisor and Color Up of certain closing conditions, which have been fulfilled or waived prior to the date hereof.
The foregoing descriptions of the Purchase Agreement and the following descriptions of the Transactions do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Purchase Agreement and the Transaction documents. The Purchase Agreement is not intended to provide any other factual, business or operational information about the parties thereto. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including, to the extent agreed by the parties, being qualified by disclosures: (i) exchanged between the parties in connection with the execution of the Purchase Agreement and (ii) contained in the disclosure schedules to the Purchase Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk among the parties to the Purchase Agreement based on the relative knowledge of the parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.
Stockholders’ Agreement
The following is a summary of certain provisions of the Stockholders’ Agreement (the “Stockholders’ Agreement”) between the Company and Color Up. This summary is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference. Stockholders and other interested parties should read the Stockholders’ Agreement for a more complete description of the provisions summarized below.
The Agreement. The Company entered into a Stockholders’ Agreement with Color Up on August 25, 2021. At Closing, the Board of Directors consisted of seven directors, and, pursuant to the Stockholders’ Agreement, Color Up has the right to nominate five members of the Board of Directors of the Company (the “Purchaser Designated Directors”). The remaining two directors (the “Incumbent Directors”) are Shawn Nelson, an independent director of the Board of Directors, and Danica Holley, an independent director elected effective August 25, 2021. As of the date of this Statement, the Board consists of Mr. Chavez, Ms. Hogue, Mr. Osher, Shawn Nelson, Danica Holley, Lorrence T. Kellar and Damon Jones.
Governance Provisions. Pursuant to the Stockholders’ Agreement, until such time as the Stockholders’ Agreement is terminated, the prior approval of one Incumbent Director and a majority of the Purchaser Designated Directors shall be required for certain transactions, including without limitation (i) any merger or sale of the Company or substantially all its assets, (ii) amendments to the Company’s charter or bylaws, (iii) the authorization or issuance of any equity securities or any securities convertible into or exercisable for equity securities of the Company, (iv) any change in the authorized number of directors of the Board of Directors or establishment or abolition of any committee thereof; (v) any incurrence or repayment of indebtedness in an aggregate amount over a certain threshold, (vi) any declaration of dividends, (vii) any appointment or termination of any person as the chief executive officer, president or chief financial officer of the Company, (viii) any related party transactions, (ix) any amendment or waiver, or termination of certain provisions, of the Stockholders’ Agreement or (x) any amendment or waiver of the Tax Matters Agreement or the Warrant Agreement.
Standstill. The Stockholders’ Agreement contains certain standstill provisions restricting, subject to certain customary exclusions, Color Up from, among other things, acquiring (or seeking or making any proposal or offer with respect to acquiring) additional shares of Common Stock or any security convertible into Common Stock or any assets of the Company. In addition, the Company has agreed that in the event the Company proposes to issue additional securities, Color Up will have the right to purchase an amount of securities so that its ownership percentage will not be diluted by the issuance of additional securities.
Lock Up and Termination. Under the terms of the Stockholders’ Agreement, except for limited circumstances, Color Up is prohibited from selling or transferring its shares of Common Stock until six months following a Liquidity Event (defined as an initial public offering or a listing of the shares of Common Stock on a national securities exchange). A transfer of any of Color Up’s shares of Common Stock to a Permitted Transferee (defined to include any member of Color Up) is permissible under the Stockholders’ Agreement. Except for the transfer restrictions set forth above, the Stockholders’ Agreement terminates upon a Liquidity Event or written agreement of the parties.
Restrictive Covenants. Until a Liquidity Event and subject to certain limited exceptions, Color Up (and its Permitted Transferees) are prohibited from, directly or indirectly, (i) having an ownership interest in, or permitting such party’s name to be used in connection with, any business in any central business district in North

America which is primarily engaged in the business of acquiring, investing in, owning, operating or leasing parking lots or parking garages and (ii) soliciting or attempting to solicit any clients or customers of the Company or any of its subsidiaries for the purpose of diverting their business or service from the Company or any of its subsidiaries.
Tax Matters Agreement
The following is a summary of certain provisions of the tax matters agreement (the “Tax Matters Agreement”) between the parties. This summary is qualified in its entirety by reference to the full text of the Tax Matters Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference. Stockholders and other interested parties should read the Tax Matters Agreement for a more complete description of the provisions summarized below.
On August 25, 2021, the Company, the Operating Partnership and Color Up entered into the Tax Matters Agreement, pursuant to which the Operating Partnership agreed to indemnify Color Up and certain affiliates and transferees of Color Up (together, “Protected Partners”) against certain adverse tax consequences in connection with (1) (i) a taxable disposition of certain specified properties and (ii) certain dispositions of the Protected Partner’s interest in the Operating Partnership, in each case, prior to the tenth anniversary of the completion of the Transaction (or earlier, if certain conditions are satisfied); and (2) the Operating Partnership’s failure to provide the Protected Partners the opportunity to guarantee a specified amount of debt of the Operating Partnership during the period ending on the tenth anniversary of the completion of the Transaction (or earlier, if certain conditions are satisfied). In addition, and for so long as the Protected Partners own at least 20% of the units in the Operating Partnership received in the Transaction, the Company agreed to use commercially reasonable efforts to provide the Protected Partners with similar guarantee opportunities.
Warrant Agreement
The following is a summary of certain provisions of the warrant agreement (the “Warrant Agreement”) between the parties. This summary is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference. Stockholders and other interested parties should read the Warrant Agreement for a more complete description of the provisions summarized below.
On August 25, 2021, the Company entered into a Warrant Agreement pursuant to which it issued the Warrants to purchase up to 1,702,128 of the Company’s shares of Common Stock, at an exercise price of $11.75 per Share for an aggregate cash purchase price of up to $20,000,000. Each whole Warrant entitles the registered holder thereof to purchase one whole share of Common Stock at a price of $11.75 per Share (the “Warrant Price”), subject to adjustment as discussed below, at any time following a “Liquidity Event,” which is defined as an initial public offering and/or listing of the Common Stock on the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (each, a “Trading Market”). The Warrants expire five years after the date of the Warrant Agreement, at 5:00 p.m., New York City time. The Warrant Agreement provides that if the exercise of the Warrants would require the Company to obtain stockholder approval pursuant to any applicable listing standards of the Trading Market on which the Common Stock is listed, the Company will, at its discretion, either obtain such stockholder approval or deliver cash in lieu of shares of Common Stock otherwise deliverable upon the exercise of such Warrant. If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split of outstanding shares of Common Stock or other similar event, or decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then the number of shares of Common Stock issuable upon exercise of each Warrant shall be increased or decreased, as applicable, in proportion to such increase or decrease, as applicable, in outstanding shares of Common Stock. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant Price will be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter. The Warrant Agreement further provides that, in lieu of issuing fractional shares, the Company will make a cash payment equal to the Fair Market Value (as defined in the Warrant Agreement) of one share of Common Stock multiplied by such fraction.

Registration Rights Agreement
The following is a summary of certain provisions of the Registration Rights Agreement (as defined below) between the parties. This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit (d)(5) to the Schedule TO, which is incorporated herein by reference. Stockholders and other interested parties should read the Registration Rights Agreement for a more complete description of the provisions summarized below.
The Company terminated its existing registration rights agreement dated as of March 29, 2019, and on August 25, 2021, entered into a separate Registration Rights Agreement with Color Up (the “Registration Rights Agreement”), pursuant to which the Company granted the Holders (as defined in the Registration Rights Agreement) certain registration rights with respect to the Registrable Securities (as defined below) of the Company. Among other things, the Registration Rights Agreement requires the Company to register (i) the shares of Common Stock purchased pursuant to the Purchase Agreement, (ii) shares of Common Stock, if any, issued upon the redemption of OP Units purchased pursuant to the Purchase Agreement, (iii) shares of Common Stock acquired pursuant to the Offer, (iv) shares of Common Stock issuable upon redemption of the Warrants, (v) the Warrants and (vi) any additional securities issued or issuable as a dividend or distribution on, in exchange for, or otherwise in respect of, such shares of Common Stock and OP Units (including as a result of combinations, recapitalizations, mergers, consolidations, reorganizations, stock splits or otherwise) (collectively, the “Registrable Securities”). The Holders are entitled to make a written demand for registration under the Securities Act of 1933, as amended, of all or part of their Registrable Securities; provided, however, that the Company is not required to file a registration statement prior to (x) 180 days after the initial listing of the Registrable Securities on a national securities exchange or (y) the expiration of any other lock-up period imposed with respect to the Registrable Securities pursuant to the Stockholders’ Agreement. In addition, the Holders are entitled to “piggy-back” registration rights to registration statements filed by the Company. The Company will bear all of the expenses incurred in connection with the filing of any such registration statement.
Miscellaneous Agreements
The following summaries of certain provisions of various miscellaneous agreements entered into at Closing are qualified in their entirety by reference to the full text of the agreements, copies of which are filed as Exhibit (d)(8) (License Agreement), Exhibit (d)(9) (Amended & Restated Limited Partnership Agreement), Exhibit (d)(10) (Assignment of Litigation Agreement), Exhibit (d)(11) (Amendment to Services Agreement), and Exhibit (d)(12) (Amendment to Contribution Agreement) to the Schedule TO, which are incorporated herein by reference. Stockholders and other interested parties should read the agreements for a more complete description of the agreements and provisions summarized below.
License Agreement
On August 25, 2021, the Company entered into a Software License and Development Agreement (the “License Agreement”) with an affiliate of Bombe (the “Supplier”), pursuant to which the Company granted to the Supplier a limited, non-exclusive, non-transferable, worldwide right and license to access certain software and services for a fee of $5,000 per month.
Amended & Restated Limited Partnership Agreement
On August 25, 2021, the Company entered into an Amended and Restated Agreement of Limited Partnership of the Operating Partnership to facilitate the transactions contemplated by the Purchase Agreement and to admit Color Up as a limited partner.
Assignment of Litigation Agreement
The Company also entered into an Assignment of Claims, Causes of Action, and Proceeds Agreement (the “Assignment of Litigation Agreement”) pursuant to which (i) the Company assigned to the Advisor all of the Company’s right, title, interest, and benefits, whether legal, equitable, or otherwise, in and to any and all of the claims and causes of action that the Company may have against certain parties and any amounts that may be recovered or awarded to the Advisor on such claims and (ii) the Advisor agreed to indemnify the Company against all liabilities in connection with the assignment.

Amendment to Services and Contribution Agreements
On August 25, 2021, the Company entered into an Amendment to the Services Agreement dated as of March 29, 2019, between, among others, the Company and the Advisor, providing the Advisor a one-time consulting fee in an amount equal to $800,000 in lieu of four annual payments of $200,000 for the services set forth therein.
Also, on August 25, 2021, the Company entered into an Amendment to the Contribution Agreement dated as of April 1, 2019, which was entered into in connection with the internalization of the Company’s management function. Pursuant to such amendment, and in connection with the closing of the transactions contemplated by the Purchase Agreement and the entry by the Company into the Settlement, the Advisor surrendered its claim to 400,000 shares of Common Stock that would otherwise be due to the Advisor from the Company on December 31, 2021.
Employment Agreements
The Company also entered into employment agreements (collectively, the “Employment Agreements”) with each of Mr. Chavez and Ms. Hogue. See “—Arrangements with Company Directors and Executive Officers”.
Arrangements with Company Directors and Executive Officers
Certain directors and executive officers of the Company may have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. In considering the recommendations of the Board of Directors, including that you tender your shares of Common Stock in the Tender Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Purchase Agreement and the Transactions contemplated thereby, the Board of Directors was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation.”
In connection with the Closing, Mr. Chavez, the Chief Executive Office of Bombe, became the Chief Executive Officer of the Company and Ms. Hogue, the Chief Investment Officer & Managing Partner of Bombe became the President of the Company. The Company has entered into the Employment Agreements with each of Mr. Chavez, CEO; and Ms. Hogue, President, pursuant to which, among other things, the CEO and the President will receive an annual initial base salary of $600,000, and $450,000, respectively. The CEO and President are eligible to receive a target annual bonus of not more than 33.33% of their base salary, and each is eligible to receive an annual target equity award of not more than $1,000,000, and $600,000 in restricted shares of Common Stock, respectively. Each annual equity award vests equally in annual installments over a three-year period. The amounts and conditions for the payment and vesting (as applicable) of each target annual incentive award and each annual target equity award will be determined by the Compensation Committee of the Company. The CEO and President have the right to elect to receive their base salary and their target annual bonus payments in the form of restricted shares of Common Stock. Each of the CEO and the President is eligible to participate in employee benefit programs made available to the Company’s employees from time to time and to receive certain other perquisites, each as set forth in their respective Employment Agreements. In addition, the CEO and the President received $2,000,000 and $1,200,000 in unvested restricted shares of Common Stock, respectively, which shares shall vest only upon the occurrence of a Liquidity Event (as defined in the Employment Agreements), within three years of the effective date of the Employment Agreements; provided that the CEO and President, respectively, remain employed with the Company on the date of the Liquidity Event, unless such officer is terminated by the Company without cause or resigns for good reason within 180 days of a Liquidity Event. The Company’s Compensation Committee retained an independent compensation consultant to assist in determining the CEO’s and President’s compensation packages.
The foregoing summary of certain provisions of the Employment Agreements are qualified in their entirety by reference to the full text of the agreements, copies of which are filed as Exhibits (d)(6) and (d)(7) to the Schedule TO, which are incorporated herein by reference. Stockholders and other interested parties should read the agreements for a more complete description of the agreements and provisions summarized above.
Prior to Closing, the Company maintained an employment agreement with Mr. Shustek. At Closing, the employment agreement with Mr. Shustek was terminated. In connection with his termination, Mr. Shustek received $2,400,000. In Connection with the Closing, Daniel Huberty, the Company’s President and Chief Operating Officer, resigned from his positions with the Company.

J. Kevin Bland, the Company’s Chief Financial Officer prior to Closing continues to serve as the Chief Financial Officer pursuant to his existing employment agreement. Each of Mr. Shustek, Mr. Huberty, Mr. Dawson and Mr. Aalberts entered into an indemnification agreement with the Company. The CEO, President and current directors of the Company have entered into similar indemnification agreements with the Company.
Color Up was formed for the purpose of consummating the transactions contemplated by the Purchase Agreement, including the Offer, and investing in the shares of Common Stock. Mr. Chavez, a Manager and the Chief Executive Officer of Color Up, was elected Chairman of the Board of Directors and Chief Executive Officer of the Company, effective August 25, 2021. Ms. Hogue, a Manager and the President of Color Up, was elected President of the Company and a member of the Board of Directors, effective August 25, 2021. Both Mr. Chavez and Ms. Hogue are Managing Partners of Bombe Asset Management LLC, an Ohio-based alternative asset management firm that invests in transportation, infrastructure and real estate assets. Mr. Osher, also a Manager of Color Up, was elected to the Board of Directors, effective August 25, 2021. Mr. Osher is a control person of HS3, and is Portfolio Manager of No Street GP LP, a registered investment adviser.
Outstanding Shares Held by Company Directors and Executive Officers
If the Company’s directors and executive officers tender their shares of Common Stock for purchase pursuant to the Tender Offer, they will receive the same cash consideration for their shares of Common Stock on the same terms and conditions as the Company’s other stockholders. The table below sets forth the number of shares of Common Stock beneficially owned as of September 21, 2021, by each of the Company’s directors and executive officers as well as the aggregate cash consideration that would be payable for such shares of Common Stock pursuant to the Tender Offer based on the Offer Price of $11.75 per share of Common Stock.
Name of Director or Executive Officer	Number Of shares of Common Stock	Cash Consideration for shares of Common Stock
Manuel Chavez	2,624,830(1)	30,841,752.50
Stephanie Hogue	2,624,830(1)	30,841,752.50
Shawn Nelson	2,000	23,500
Jeffrey Osher	2,624,830(1)	30,841,752.50
Danica Holley	0	0
Lorrence T. Kellar	0	0
Damon Jones	0	0
J. Kevin Bland	4,255	49,996.25
(1)
Based on Schedule 13/D filed with the SEC on September 2, 2021, includes 900,506 shares of Common Stock that may be acquired within 60 days of the 13/D filing pursuant to the Tender Offer and/or the Company Backstop. The amounts reported in the above table exclude and are not diluted for the 7,481,623 shares of Common Stock which may be issued upon the redemption of the 7,481,623 OP Units of the Operating Partnership of which the Company is the sole general partner. The Company may elect, at its option, to pay cash in lieu of issuing shares of Common Stock for all or any redeemed OP Units. The amounts included on the above table are not diluted for the shares of Common Stock issuable upon the exercise of the Warrants. Each identified Reporting Person beneficially owns 2,624,830 shares of Common Stock as of August 25, 2021. Color Up has sole dispositive power over all 2,624,830 shares of Common Stock and sole voting power over all 2,624,830 shares of Common Stock. Each of Mr. Chavez, Mr. Osher and Ms. Hogue has shared dispositive power over all shares of Common Stock and shared voting power over all shares of Common Stock.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
Solicitation Recommendation
After careful consideration, at meetings held on January 8, 2021, the Board of Directors unanimously (i) approved the Tender Offer, (ii) determined that the Tender Offer is in the best interests of the Company and its stockholders, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Tender Offer.
Reasons for Recommendation
Background of the Offer
The information set forth below specific to (x) actions taken by Color Up or Bombe or their representatives and (y) meetings or discussions in which the Company or its affiliates or representatives did not participate, in each case, was provided by Color Up and Bombe, and none of the Company nor any of their respective affiliates takes any responsibility for the accuracy or completeness of such information.
The Board and management have regularly reviewed and evaluated potential strategic alternatives, including possible acquisitions, divestitures and business combinations, with the goal of maximizing shareholder value.
During February and March of 2019, Manuel Chavez, III, on behalf of Bombe, began considering a strategic acquisition or transaction with the Company. On March 20, 2019, Bombe and the Company had a telephone discussion to discuss Bombe’s interest in exploring a strategic transaction with the Company.
On April 8, 2019, the Company sent Bombe a Non-Disclosure Agreement to continue discussions surrounding a potential strategic transaction. The parties and their representatives exchanged comments to the draft agreement and the Non-Disclosure Agreement was executed on April 12, 2019.
On May 20, 2019, Bombe had a telephone conversation with Mr. Shustek of the Company and its financial advisor regarding the potential terms of a strategic transaction with Bombe or an affiliate. The parties discussed Bombe’s valuation of the Company and Bombe’s source of financing. During May and June of 2019, the parties negotiated the structure and other terms of a potential strategic transaction between Bombe and the Company.
The parties were unable to come to an agreement on the structure, form or terms of a potential transaction between Bombe and the Company during May or June of 2019 and the parties ceased communications and further negotiation.
In mid-2019, the Company engaged financial and legal advisors and began to explore a broad range of potential strategic alternatives to provide liquidity to stockholders. In connection with such search and at the Board’s directive, the Company’s advisors approached approximately 100 potential investors or buyers and the Company negotiated and executed confidentiality agreements with 34 potential investors, received proposals from approximately a dozen potential investors or buyers and engaged in substantive negotiations with four other interested parties (Company A, Company B, Company C and Company D) before entering into the Purchase Agreement.
In June 2019, the Board established a first-round bid deadline of July 23, 2019, which was relayed to the potential bidders. The Company received non-binding proposals from twelve parties.
On July 25, 2019 and July 31, 2019, the Board met to discuss the progress of the strategic review process and bids received as part of the first-round bid process. The Board discussed the relative merits of the twelve proposals, and instructed senior management, with the assistance of the Company’s financial advisors, to continue pursuing potential transactions with six of the interested parties. After discussions with senior management and the Company’s advisors, the Board determined to target a second-round bid deadline on or around October 22, 2019. Four of the six interested parties made presentations to management and two parties, Company A and Company B, submitted final bids.
On October 22, 2019, Company A, a publicly-traded REIT, submitted an offer to acquire the Company for stock in a transaction that valued the Company’s gross assets at approximately $323.5 million. On the same day, Company B, a well-known private equity firm, submitted an offer to acquire all of the Company’s 39 properties in a transaction that valued the Company’s gross assets at $348 million.

On October 24, 2019, the Board met to review the strategic transaction process. Senior management and the Company’s legal and financial advisors updated the Board on the status of discussions with each of the bidders. The Board discussed with its financial and legal advisors Company A’s and Company B’s respective proposals. The Board directed the Company’s financial advisor to continue discussions with both Company A and Company B and to encourage Company A and Company B to increase their respective offers.
On November 8, 2019, Company B informed the Company that it would be submitting a revised offer, which would no longer contemplate buying all of the Company’s properties. Company B’s revised offer contemplated purchasing 11 properties at a price of $171.3 million. Around the same time, Company A submitted a revised offer, which valued the Company’s gross assets at approximately $337 million.
The Board held a meeting on November 12, 2019 to consider the most-recent offers from Company A and Company B. The Board noted that at this time it was not interested in pursuing an offer to acquire only select properties of the Company. The Board instructed the financial advisor to continue discussions with Company A and to encourage Company A to increase its offer.
Company A subsequently informed the Company that it was unwilling to further increase its offer and requested that the Company grant exclusivity.
Throughout late November and early December, Company A, the Company, and their respective counsel negotiated the terms of an exclusivity agreement. The parties executed a definitive exclusivity agreement on December 16, 2019. The agreement provided for an exclusivity period ending on February 14, 2020, but permitted the Company to terminate exclusivity on January 30, 2020 under certain circumstances.
Between December 16, 2019 and February 14, 2020, Company A continued to conduct due diligence, the parties and their respective legal advisors exchanged mark-ups of the definitive agreement, and progress was made on material points.
On February 12, 2020, Company B submitted a revised bid to acquire all 39 of the Company’s properties for $310 million in cash. Company B also requested a 45-day exclusivity period.
On February 14, 2020, Company A requested an extension of the exclusivity period for an additional forty-five days, which was not granted.
On February 20, 2020 and February 23, 2020, the Board held meetings to discuss the status of discussions and negotiations with Company A and the revised bid from Company B. The Board instructed the Company’s legal and financial advisors to continue negotiations and discussions with both Company A and Company B.
On March 11, 2020, the World Health Organization declared the outbreak of the COVID-19 pandemic and on March 13, 2020, the United States declared a national emergency with respect to COVID-19. The COVID-19 pandemic significantly adversely impacted global economic activity, contributed to significant volatility and negative pressure in financial markets and resulted in unprecedented job losses, causing many to fear an imminent global recession. The global impact of the outbreak rapidly evolved and, as cases of COVID-19 continued to be identified, many countries, including the United States, reacted by instituting quarantines, mandating business and school closures and travel restrictions. The COVID-19 pandemic negatively impacted almost every industry directly or indirectly, including the Company and the industries in which the Company’s tenants operate. As a result of the COVID-19 pandemic, negotiations and discussions with Company A and Company B ceased.
During the first and second quarter of 2020, the Board, management and the Company’s legal and financial advisors continued to meet. The Board continued to evaluate potential strategic alternatives, including an orderly liquidation, the sale of certain select assets and re-engaging with prospective buyers.
On June 15, 2020, at the direction of the Board, the Company’s financial advisors re-engaged with potential buyers. The Company approached over 25 potential investors or buyers and received proposals from six potential investors or buyers and engaged in substantive negotiations with three interested parties (Bombe, Company C and Company D).
On July 14, 2020, Manuel Chavez, III, on behalf of Bombe, reached out to Mr. Shustek at the Company to discuss the current state of the Company’s business and Bombe’s interest in renewing discussion of a potential strategic transaction.

On July 20, 2020, Bombe, the Company and their respective advisors had a telephone conversation to discuss a potential strategic transaction. Following the conversation, Bombe’s advisors drafted a Non-Binding Indication of Interest regarding a potential strategic transaction and delivered the draft to the Company’s advisors on July 22, 2020.
On July 23, 2020, representatives of Bombe and the Company had a conversation to discuss Bombe’s draft of the Non-Binding Indication of Interest and the general terms and conditions of the proposed strategic transaction.
On July 24, 2020 and July 30, 2020, the Board held a meeting to review and evaluate the proposals submitted by Company C, Company D and Bombe. Company C, an alternative asset management firm, submitted an offer to acquire the Company’s assets for $275 million. Company D, an alternative investment manager, proposed to contribute $50 million in cash in the Company, which would, in part, be used to acquire all of the Advisor’s common stock. Company D’s offer also contemplated operating the Company as an externally managed REIT. Bombe proposed to contribute four parking facilities to the Company (three of which were ultimately contributed in the Transaction) and to acquire the Advisor’s common stock. Bombe’s offer also contemplated that Mr. Shustek would resign as CEO and as a director. The Board directed the Company’s financial advisor to continue discussions with Company C, Company D and Bombe and to encourage Company C to increase its offer and Company D and Bombe to consider different transaction structures.
On July 27, 2020, Bombe prepared and sent a letter to the Company’s Board reiterating its interest in a strategic transaction and providing additional context, background and details regarding the structure of a proposed strategic transaction.
On August 5, 2020 the Board held another meeting to consider the proposals from Company C, Company D and Bombe. The Board discussed the fact that Company C was not willing to increase its offer for the Company’s assets and that Company D was unwilling to restructure its offer. The Board also discussed that Company C’s offer would require a vote of the stockholders and the potential difficulty in obtaining a vote in favor of the transaction. The Board agreed to continue to discussions with Bombe and authorized the Company to enter into a new Non-Disclosure Agreement with Bombe.
On August 6, 2020 the Company provided Bombe with a new Non-Disclosure Agreement.
On August 7, 2020, Bombe executed the new Non-Disclosure Agreement with the Company to formally begin its due diligence investigation of the Company and its business, assets, and operations.
On August 19, 2020, the Company formed the Special Committee, consisting solely of independent directors of the Company, to conduct a review of and negotiate a potential transaction with Bombe. The Special Committee engaged legal and financial advisors. The Advisor was represented by separate counsel.
Between August 20, 2020 and September 8, 2020, the parties negotiated the terms of the Non-Binding Indication of Interest, the structure and terms of the strategic transaction and the agreed upon valuation of the Company.
On September 8, 2020, the parties executed the Non-Binding Indication of Interest, which covered, among other items, the purchase of stock from the Advisor, the contribution by Bombe of properties and other assets and provisions related to the post-Transaction governance of the Company.
On September 14, 2020, the parties entered into an Exclusivity Agreement, which was extended on each of October 22, 2020, December 1, 2020, December 15, 2020, and December 21, 2020.
Between September 8, 2020 and January 8, 2021, the parties and their advisors continued their respective due diligence efforts and discussions. The parties and their respective legal advisors exchanged mark-ups of the Purchase Agreement, and additional progress was made on other material points. During this period, the Special Committee held nine meetings to consider the Transaction.
On January 8, 2021, the Purchase Agreement and the transactions contemplated thereby were approved unanimously by the Company’s Board of Directors and the Special Committee. Mr. Shustek recused himself from the vote to approve the Transaction. The Company, the Advisor, Color Up and Bombe entered into the

Purchase Agreement. As part of the Purchase Agreement, Color Up agreed to conduct a tender offer after closing of the Transaction under the Purchase Agreement for up to 900,506 shares of the Company’s common stock and pay $11.75 per share in cash for such shares of Common Stock. The Transaction closed on August 25, 2021.
On January 14, 2021, the Company issued a press release announcing the execution of the Purchase Agreement and the forthcoming commencement of a tender offer by Color Up to acquire up to 900,506 outstanding shares of Common Stock at $11.75 per share.
On October 5, 2021, Color Up commenced the Tender Offer, and the Company filed this Statement.
Reasons for Recommendation
In evaluating the Purchase Agreement, the Tender Offer, and the other transactions contemplated thereby, the Special Committee and the Board consulted with the senior management of the Company, as well as the Company's outside legal counsel and its financial advisor. In the course of making the determination that the Purchase Agreement, the Tender Offer, and the other transactions contemplated thereby are advisable, and in the best interests of, the Company and to recommend that the Company’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Special Committee and the Board considered numerous factors, including the following material factors and benefits of the Offer:
•	The Offer provides holders of Common Stock the opportunity to immediately realize consideration for at least a portion of their shares of Common Stock that is liquid and certain.
•
The form of consideration payable to the Company’s stockholders will be cash, which will provide the Company’s stockholders with certainty of value and immediate liquidity, especially relative to the market and long-term business risks related to the Company’s future growth prospects.

•	The current business environment and challenges that the Company faces, including the impact of the COVID-19 pandemic.
•	If holders of Common Stock do not tender their shares of Common Stock in the Tender Offer, such holders will remain subject to significant risks, including:
○	The Company’s cash generated from operations is currently insufficient to cover operating costs, resulting in a “negative cash burn.”
○
The Company has experienced net losses in the past, and may experience additional net losses in the future. The Company’s parking facilities face intense competition, which may adversely affect rental and fee income.

○
A small number of the Company’s parking tenants account for a significant percentage of the Company’s total rental revenues, and the failure of any of these tenants to meet their obligations to the Company could materially and adversely affect the Company’s business, financial condition and results of operations.

•
There can be no assurance that the total future return on a stockholder’s investment in Common Stock will exceed the Offer Price, whether on an absolute or present value basis. In this regard, the Company notes it suspended payment of dividends on the Common Stock in the first quarter of 2018, and does not anticipate resuming the payment of dividends on the Common Stock in the near future.

•	The Offer Price is equal to the Company’s estimated net asset value per share of $11.75 as established by the Board of Directors on January 8, 2021.
•
The Purchase Agreement resulted from a third-party solicitation and negotiation process lasting more than fifteen months, during which the Company approached approximately 100 potential investors or buyers, received proposals from over a dozen potential investors or buyers and engaged in substantive negotiations with four other interested parties before entering into the Purchase Agreement.

•
After a negotiation process lasting more than one year, the Special Committee believes the Company obtained the highest price that Color Up is willing to pay in the Tender Offer. The Board of Directors considered the fact that the terms of the Tender Offer and the Purchase Agreement were the result of robust arm’s-length negotiations conducted by the Special Committee, with the assistance of experienced legal counsel.

•	There is no trading market for the shares of Common Stock and the Company suspended its stock repurchase program in the second quarter of 2018.
•	The Tender Offer is not subject to a financing condition or upon any minimum number of shares being tendered
In reaching its determinations and recommendations described above, the Board of Directors also considered the following potentially negative factors:
•
The effect of the Transactions on the Company’s operations and employees and its ability to attract and retain key management, sales and other personnel while the Offer and the Transactions are pending and the potential adverse effects on the financial and other results of the Company as a result of that disruption.

•
If a holder of Common Stock tenders its Common Stock and the Offer is consummated, such holder will not have the opportunity to participate in any potential future appreciation in the value of the Common Stock.

•	Holders of Common Stock who do not tender their shares of Common Stock in the Tender Offer do not have appraisal rights under Maryland law.
•
The conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Purchase Agreement, including the Tender Offer, which may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Company Directors and Executive Officers.”

•
The receipt of the Offer Price will generally be taxable to stockholders of the Company for U.S. federal income tax purposes. The Board believes that this was mitigated by the fact that the entire consideration payable in the Offer would be cash, providing adequate cash for the payment of any taxes due.

•	The Tender Offer is limited to 900,506 shares of Common Stock and thus stockholders may not be able to tender all of their shares of Common Stock.
•
The Tender Offer may result in the Purchaser owning additional shares of Common Stock, which would further increase the Purchaser’s and its affiliates ability to influence the outcome of matters presented to the Company’s stockholders.

The foregoing discussion of the reasons for the recommendation by the Board of Directors is not intended to be exhaustive, but rather includes the principal factors considered by the Board of Directors. The Board of Directors collectively reached the conclusion to recommend the Tender Offer in light of the various factors described above and other factors that the Board of Directors believed were appropriate. The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its positions and recommendation as being based on the totality of information presented to, and considered by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.
Intent to Tender
As of September 21, 2021, the directors and officers of the Company, as a group, beneficially owned 1,730,580 shares of Common Stock, representing approximately 22.36% of the then-outstanding shares of Common Stock. To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers and directors currently intends to tender or cause to be tendered any shares of Common Stock held of record or beneficially by such holder pursuant to the Tender Offer (other than shares of Common Stock as to which such holder does not have discretionary authority).
ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Tender Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Securities Transactions
Except as set forth in the Purchase Agreement and this Statement, no transactions with respect to shares of Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement.
ITEM 7.	PURPOSE OF THE TRANSACTION PLANS OR PROPOSALS.
Except as otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Tender Offer that relate to (i) a tender offer or other acquisition of shares of Common Stock by the Company, any of its subsidiaries or any other person, or (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
Except as described above or otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, agreements in principle or signed contracts entered into in response to the Tender Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.
State Anti-Takeover Laws
Business Combinations
Under the Maryland General Corporation Law (the “MGCL”), business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combinations” includes mergers, consolidations, share exchanges or, in circumstances specified in the MGCL, certain asset transfers and certain issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation. A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.
These super majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.
None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the business combination statute, the Board of Directors, by resolution, exempted any business combination involving the Company and any person, and has, by resolutions adopted at a meeting of the Board of Directors on January 8, 2021, exempted any business combination between the Company and Color Up or Bombe. Consequently, the five-year prohibition and the super majority vote requirements will not apply to business combinations between the Company and any person or between the Company and Color UP or Bombe.
Control Share Acquisitions
The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with regard to those shares except to the extent approved by the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of common stock owned by the acquirer, by officers or by employees who are directors of the corporation are not entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or with respect to which the acquirer has the right to vote or to exercise or direct the exercise of voting power, other than solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting powers:
•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.
Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of issued and outstanding control shares.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or, if a meeting of stockholders is held at which the voting rights for control shares are considered and not approved as of the date of such meeting.
If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.
The control share acquisition statute does not apply (i) to shares of stock acquired in a merger or consolidation or on a share exchange if the corporation is a party to the transaction or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation. As permitted by the MGCL, the Company has provided in its bylaws that the control share provisions of the MGCL will not apply to any acquisition by any person of shares of the Company’s stock.
Other State Anti-Takeover Laws
A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp, the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.
The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any shares of Common Stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, Color Up may not be obligated to accept for payment any shares of Common Stock tendered in the Offer.
Appraisal Rights
Maryland law permits the charter of a Maryland corporation, like the Company’s charter, to eliminate appraisal rights for one or more classes of stock, and also generally eliminates appraisal rights for stock that is not entitled to be voted on a transaction. Holders of Common Stock who do not tender their shares of Common Stock in the Tender Offer are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL in connection with the Tender Offer.
Litigation
As of the date of this Statement, there are currently no legal proceedings pending relating to the Tender Offer.
Antitrust
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Color Up's acquisition of the shares of Common Stock in the Offer are not reportable under the HSR Act because the transaction does not meet or exceed the size-of-person threshold and the value of the shares of Common Stock that Purchaser will hold as a result of the transactions contemplated in the Offer will not be valued in excess of $92 million.
Forward Looking Statements
This Statement contains statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases, that involve substantial risks and uncertainties, including statements regarding the completion of the Transactions with Color Up. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this communication and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Meaningful factors which could cause actual results to differ from these forward-looking statements include, without limitation: (i) uncertainties as to the timing of the Tender Offer; (ii) the risk that the Tender Offer may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares of Common Stock in the Tender Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Tender Offer may not be satisfied or waived; (vi) the effect of the announcement or pendency of the Tender Offer on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers and others with whom it does business, or its operating results and business generally; (vii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the Tender Offer may result in significant costs of defense, indemnification and liability; and (x) other factors discussed in the “Risk Factors” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, and risks that may be described in Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings by the Company with the SEC. In addition to the risks described above, other unknown or unpredictable factors also could affect the Company’s results. As a result of these factors, we cannot assure you that the forward-looking statements in this communication will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication. You should read this communication and the documents that we reference in this communication completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
ITEM 9.	EXHIBITS.
The following Exhibits are filed herewith or incorporated herein by reference:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 5, 2021 (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Color Up, LLC on October 5, 2021).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE PARKING REIT, INC.

Dated: October 5, 2021	/s/ J. Kevin Bland
Name: J. Kevin Bland
Title: Chief Financial Officer